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                             September 27, 2021

       Jay Burnham
       Chief Financial Officer and Director
       Seaport Global Acquisition II Corp.
       360 Madison Avenue, 20th Floor
       New York, NY 10017

                                                        Re: Seaport Global
Acquisition II Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
31, 2021
                                                            CIK No. 0001869824

       Dear Mr. Burnham:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted August 31, 2021

       Capitalization, page 79

   1. We note that you are offering 12,500,000 Class A shares as part of your initial public offering of units, but
only show 10,602,870 Class A shares subject to possible redemption in your Capitalization
table. Please tell us how you considered the guidance in ASC 480-
                                                        10-S99-3A, which
requires securities that are redeemable for cash or other assets to be classified outside of
permanent equity if they are redeemable (1) at a fixed or
                                                        determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in concluding that all
12,500,000 Class A shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Jay Burnham
Seaport Global Acquisition II Corp.
September 27, 2021
Page 2

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJay Burnham                           Sincerely,
Comapany NameSeaport Global Acquisition II Corp.
                                                        Division of Corporation
Finance
September 27, 2021 Page 2                               Office of Real Estate &
Construction
FirstName LastName